FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS ANNOUNCES

$1,000,000 US INCREASE IN ITS SHARE REPURCHASE PROGRAM

Vancouver, Canada, April 29, 2011 Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company announces that its Board of Directors has authorized an increase in its share repurchase program of an additional $1,000,000 US for the purpose of acquiring the Company’s outstanding common stock.

The Company’s Board of Directors has increased the amount of its share repurchase program as it believes the price of its shares remains undervalued. As at the date of this release the Company has $1,200,000 US remaining authorized in its share repurchase program. Since the fall of 2009 the Company has repurchased 445,000 common shares (calculated on a post consolidation basis), of which 32,000 repurchased shares have not yet been returned to treasury. As at quarter end, the Company had 3,579,000 shares outstanding.

The repurchase program will continue concurrent with this announcement and expire upon the expenditure of the committed amount. It is subject to applicable laws, the insider-trading windows imposed by the Company’s trading policy and may be suspended or terminated at any time by the Company’s Board, without prior notice. Under the program, the Company may, but is not required to, purchase its shares from time to time through open market or privately negotiated transactions, as market and business conditions permit. Any repurchased shares will be returned to authorized but unissued shares of its common stock.

As of today’s date, the Company has cash and available credit totaling approximately $3,100,000.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients | Better Brands™

©2011 Leading Brands, Inc.

This news release is available at www.LBIX.com